UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2023

NileBuilt Corp.

Wyoming

(State or other jurisdiction of incorporation or organization)

92-2298661

(I.R.S. Employer Identification No. )

2701 E. Grauwyler Rd., Building 1, DPT#1075, Irving, TX 75061

(Address of Principal Executive Offices)

(949) 415-3610

(Phone)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make Statements In This Special Financial Report On Form 1-K (“Special Financial Report”) of NileBuilt Corp. (the “Company”, “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Special Financial Report or in the information incorporated by reference into this Special Financial Report.

The forward-looking statements included in this Special Financial Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

2

NILEBUILT CORP.

SPECIAL FINANCIAL REPORT ON FORM 1-K

For the Year ended December 31, 2023

TABLE OF CONTENTS

ITEM 1.	FINANCIAL STATEMENTS	F-1

Item 1. Financial Statements

NILEBUILT CORP.

FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

(Expressed in United States Dollars)

F-1

Independent Auditor’s Report

To the Board of Directors and

Stockholders of NileBuilt Corp.

Opinion

We have audited the accompanying financial statements of NileBuilt Corp., which comprise the balance sheet as of December 31, 2023 and the related statements of operations, shareholders’ equity and cash flows for the period from January 25, 2023 (inception) to December 31, 2023, and the related notes to the financial statements (collectively the “financials statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NileBuilt Corp. as of December 31, 2023, and the results of its operations and its cash flows for the period from January 25, 2023 (inception) to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NileBuilt Corp. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has not yet begun operation and had a shareholders’ deficit of approximately $766,000 as of December 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NileBuilt Corp.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-2

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NileBuilt Corp.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about NileBuilt Corp.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Margate, Florida

May 21, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES

also d/b/a McNAMARA and ASSOCIATES, PLLC

TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053

JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053

ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando4, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053

SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053

www.assurancedimensions.com

F-3

NILEBUILT CORP.

BALANCE SHEET

As at December 31, 2023

2023
Assets
Current assets
Cash	$143
Deposit	5,500
Total Assets	$5,643

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$34,954
Due to shareholders	84,367
Due to related party	105,618
Total Liabilities	224,939

Shareholders’ Deficit
Capital stock (par value $0.0001, authorized shares 1,500,000,000, and 600,162,561 shares issued and outstanding)	60,016
Additional paid-in capital	549,586
Stock subscriptions receivable	(60,002)
Accumulated Deficit	(768,896)
Total Shareholders’ Deficit	(219,296)
Total Liabilities and Shareholders’ Deficit	$5,643

The accompanying notes are an integral part of this financial statement.

F-4

NILEBUILT CORP.

STATEMENT OF OPERATIONS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

2023
Revenue	$-
Total Revenue	-

Expenses:
Wages and Salaries	320,199
Consulting fees	230,650
Professional fees	140,582
General and administrative expenses	44,493
Rent expenses	36,117
Total expenses	772,041

Loss from Operations	(772,041)
Other Income:
Interest Expense	(969)
Interest Income	4,114
Total other Income	3,145
Net Loss	$(768,896)

The accompanying notes are an integral part of this financial statement.

F-5

NILEBUILT CORP.

STATEMENT OF CHANGES OF SHAREHOLDERS’ DEFICIT

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

	Number of	Share	Additional Paid	Stock Subscription	Accumulated
	Share	Capital	in Capital	Receivable	Deficit	Total
Balance January 25, 2023	-	$-	$-	$-	$-	$-
Issuance of common stock	600,162,561	60,016	549,586	(60,002)	-	549,600
Net Loss	-	-	-	-	(768,896)	(768,896)
Balance December 31, 2023	600,162,561	$60,016	$549,586	$(60,002)	$(768,896)	$(219,296)

The accompanying notes are an integral part of this financial statement.

F-6

NILEBUILT CORP.

STATEMENT OF CASH FLOWS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

2023
Operating Activities
Net loss	$(768,896)

Changes in operating assets and liabilities
Deposit	(5,500)
Accounts payable and accrued liabilities	34,954
Due to shareholders	84,367
Due to related party	105,618
Cash Used in Operating Activities	(549,457)

Financing Activities
Proceeds received from issuance of common stock	549,600
Cash Provided by Financing Activities	549,600

Investing Activities	-
Cash Provided by Investing Activities	-

Cash, Beginning of Period	-
Net increase (decrease) in cash	143
Cash, End of Period	$143

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-
Cash paid for income taxes	$-

Supplemental Disclosure of Non-Cash Activities
Subscription receivable for shares issued for cash	$60,002

The accompanying notes are an integral part of this financial statement.

F-7

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

1. Nature of Operations and Basis of Presentation

Description of the Company

NileBuilt Corp. is a residential home development company with a focus on technology-based building to provide fire resistant, net-zero building solutions to Southern California. We refer to NileBuilt Corp. as “NileBuilt,” the “Company,” “us,” “we” and “our” in these financial statements.

The fiscal year end of the Company is December 31, 2023.

Basis of Preparation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Preparing our financial statements requires management to make estimates and assumptions that impact the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies.

We believe that the assumptions underlying our financial statements are reasonable. However, these financial statements do not present our future financial position, the results of our future operations and cash flows.

2. Significant Accounting Policies a) Use of estimates and judgments

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities. Actual results could differ from those estimates.

Fair Value Recognition, Measurement and Disclosure

The carrying amounts of cash reported on our balance sheet approximates fair value as we maintain them with various high-quality financial institutions. The accounts receivable is short-term in nature and is generally settled shortly after the sale.

F-8

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

Fair Value Recognition, Measurement and Disclosure (Continued)

We disclose the fair value of our financial instruments based on the fair value hierarchy using the following three categories:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

b) Cash and Cash Equivalents

The Company is exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent account balances exceed the amount insured by the FDIC, which is $250,000. At December 31, 2023, the Company did not have any cash in excess of the insured FDIC limit. Cash includes cash deposits with financial institutions.

c) Stock Subscriptions Receivable

The Company records stock issuance at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivable are not received prior to the issuance of the financial statements at a reporting date in satisfaction of the requirement under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

d) Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

F-9

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

d) Income Taxes (Continued)

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The current tax year will end on December 31, 2023, which remains open to assessment by the US federal and state tax authorities.

e) Common Control

In October 2018, the FASB issued Accounting Standards Update 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities (ASU 2018-17), which effectively expands the private company alternative for common control leasing arrangements to all private company common control arrangements as long as both the parent and legal entity being evaluated for consolidation are not public business entities. If elected, a company must apply the accounting alternative to all current and future legal entities under common control that meet the criteria for applying this alternative. Additionally, under the accounting alternative, a private company is required to provide detailed disclosures about its involvement with and exposure to the legal entity under common control. ASU 2018-17 also amends certain variable interest entity (VIE) guidance for related party arrangements. Specifically, indirect interests held through related parties in common control arrangements should be considered on a proportional basis (as opposed to direct interest in its entirety) for determining whether fees paid to decision makers and service providers are variable interests. ASU 201817 is effective for the Company beginning on January 1, 2021, with early adoption permitted. The Company has elected to adopt this accounting policy for legal entities under common control. Therefore, the company does not apply the VIE consolidation model to its qualifying common control arrangements. See Note 7 for additional information.

F-10

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

f) Leases

The Company leases office space. At contract inception, the Company reviews the facts and circumstances of the arrangement to determine if the contract is or contains a lease. The Company follows the guidance in Topic 842 to evaluate whether the contract has an identified asset; if the Company has the right to obtain substantially all economic benefits from the asset; and if the Company has the right to direct the use of the underlying asset. The Company has determined that short-term lease expense, consisting of charges for operating leases with an initial term of twelve months or less, reasonably reflects the Company’s short-term lease commitments. As such, short-term lease commitments are not recorded on the Balance Sheet but are recognized as a lease expense on a straight-line basis over the applicable lease terms. Short-term lease expense, which is recognized in other operating costs in the Statement of Operations, for year ended December 31, 2023 totaled $36,117.

3. Financial instruments and risk management

The Company has exposure to the following risks from its use of financial instruments. The Board of Directors approves and monitors the risk management processes.

a) Financial instrument classification and measurement

Financial instruments that are recorded at fair value on the annual statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

- Level 1 – quoted prices in active markets for identical financial instruments.

- Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

- Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

b) Fair values of financial assets and liabilities

The Company’s financial instruments include due to shareholders and due to related parties. As at December 31, 2023, due to shareholders and due to related parties approximate their fair value due to their short-term nature.

Market Risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns.

F-11

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

b) Fair values of financial assets and liabilities (Continued)

Interest rate risk

Interest rate risk is the risk that changes in interest rates will impact the cash flows of the Company. As due to shareholders and due to related parties bare no interest rate, the company is not exposed to any interest rate risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The company is not exposed to any credit risk.

Management has mitigated the risk by using tier 1 financial institutions for managing its cash, selling products on credit card/cash basis, and establishing communication channels with the counterparties of the receivables for ongoing monitoring of their financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure.

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

Foreign exchange risk

The Company is not exposed to such risk as all financial instruments are denominated in United States dollars.

4. Going Concern

These financial statements are prepared on a going concern basis. The Company has not yet begun operation as of December 31, 2023. The Company has raised or will raise sufficient cash to continue with its development operations. These factors create substantial doubt about the Company’s ability to continue as a going concern within the twelve-month period subsequent to the date that these financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

F-12

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

5. Capital Stocks

a) Authorized

The Company is authorized to issue 1,500,000,000 shares of common stock.

b) Issued and Outstanding

On January 25, 2023, the company issued 600,000,000 shares of common stock at par value to the two entities beneficially owned by the officers of the Company. The funds for such subscriptions were not received as of December 31, 2023, and the receivable balance is $60,000 (Note 9). Therefore the amount receivable has been reclassified as stock subscription receivable on the Balance Sheet.

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023, the Company issued 16,000 shares of common stock at par value. The funds for such subscriptions were not received as of December 31, 2023, and the receivable balance is $1.60.

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023, the Company issued 146,561 shares of common stock at a price of $3.75 per share and received $549,600 in cash.

6. Income Tax

As of December 31, 2023, the Company had net loss of $768,896. The effective tax rate is expected to be 21% for the year ended December 31, 2023. There is no state tax effect for the current period because the Company does not have income activities in any states.

The provision for Federal income taxes consist of the following for the year ended December 31, 2023:

Current	$-
Deferred	-
Net provision for Federal income taxes	$-

The income tax recovery differs from the amount that would have resulted from applying the federal income tax rate to income before tax expenses as follows:

Loss before income taxes:	$768,896
Federal tax rate	21%
Tax recovery at statutory rates	$161,468
Change in valuation allowance	(161,468)
-

F-13

NILEBUILT CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the period from January 25, 2023 (Date of incorporation) to December 31, 2023

6. Income Tax (Continued)

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from:

Non-capital losses carried forward	$161,468
Valuation allowance	(161,468)
-

For income tax purposes, the Company has $768,896 in losses carried forward from the current period which can be used to reduce future year’s taxable income. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended activities. The increase of valuation allowance is primarily due to the increase of net operating losses in the current period. The management believes it is more likely than not that these assets will not be realized in the future.

7. Related Party Balances and Transactions

Common Stock

On January 25, 2023, the company issued 600,000,000 shares of common stock to the two entities beneficially owned by the officers of the Company. The funds for such subscriptions were not received as of December 31, 2023 (Note 9), and the receivable balance is $60,002 (Note 5).

Due to related party

As of December 31, 2023, the Company borrowed $105,618 from NileBuilt of Southern California (NBSC), an affiliate of the Company’s founders. As discussed in Note 2 (e), in October 2018 the Financial Accounting Standards Board issued Accounting Standards Update 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities, which no longer requires qualifying private companies to apply variable interest entity guidance to certain common control arrangements. The company has assessed that NileBuilt Corp. and NBSC have common control, and has elected to not apply the VIE consolidation model. Such arrangement is recorded as due to related party on the Balance Sheet.

Due to shareholders

During the year ended December 31, 2023, the Company borrowed $84,367 from a shareholder. Such loan is short-term in nature and non-interest bearing.

F-14

7. Related Party Balances and Transactions (Continued)

Consulting Fees

The Company pays KLRH LLC (“KLRH”), an affiliate of the Company’s founders, consulting fees on an invoice basis. The company has assessed that NileBuilt Corp. and KLRH have common control, and has elected to not apply the VIE consolidation model. As of December 31, 2023, the Company paid $230,650 to KLRH, and recorded it as consulting fees on the Statement of Operations.

8. Commitment

On June 12, 2023, The Company entered into a licensing agreement with KLRH in exchange for the rights to license the intellectual property (“IP”) rights. The agreement is for a term of 20 years and automatically renews annually thereafter unless terminated in accordance with the license agreement. The fees due under the license agreement include licensing fee of $15,000,000 per year, subject to a 10% annual escalation per year, as well as royalties of 10% of gross revenues payable quarterly. As of December 31, 2023, the IP has not been approved or granted to KLRH. As a result, an amendment was signed on December 31, 2023 stating that NileBuilt does not owe any license fee or royalties to KLRH until the IP is granted. There is no licensing fee or royalty recorded on the Statement of Operations for the period ended December 31, 2023.

9. Subsequent Events

On January 29, 2024, the Company was qualified by by the Securities and Exchange Commission (“SEC”) in an offering made pursuant to Tier 2 of Regulation A. The Company is offering up to 15,000,000 shares of its common stock at $5.00 per share, for gross proceeds of up to $75,000,000. The net funds from this offering will be used towards development projects and to capitalize operations, as well as licensing fees for our technology.

From January 1, 2024 to April 30, 2024, $30,000 cash was received in relation to the 600,000,000 shares of common stock issued to the two entities beneficially owned by the officers of the Company (Note 5).

F-15